

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

Via E-mail
Lance Williams
Chief Executive Officer
Nhale, Inc.
8300 FM 1960 West, Suite 450
Houston, TX 77070

> **Re:** **Nhale, Inc.**
> **Form 8-K**
> **Filed September 2, 2014**
> **File No. 333-182761**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Section 4 – Matters Related to Accountants and Financial Statements

Item 4.01 Changes in Registrant's Certifying Accountant, page 2

1. Please revise your disclosure to state whether the resignation of LBB & Associates LTD., LLP and the engagement of Harris & Gillespie CPA's, PLLC were approved by any audit or similar committee or the board of directors. Please refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

2. Please disclose in paragraph (i) whether LBB & Associates LTD., LLP's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

3. Please revise your disclosure in paragraph (i) to state whether there were any disagreements during the two most recent fiscal years and any subsequent interim period preceding the resignation of LBB & Associates LTD., LLP. Please refer to paragraphs (a)(1)(iv) of Item 304 of Regulation S-X and Question 111.01 of our Compliance & Disclosure Interpretations of Regulation S-K available on our website at www.sec.gov. Also, if there were any reportable events during the two most recent fiscal years and any subsequent interim period preceding the resignation LBB & Associates LTD., LLP, please provide the disclosures required by paragraphs (a)(1)(v) of Item 304 of Regulation S-X to the extent applicable.

4. If during the two most recent years and any subsequent interim period prior to engaging Harris & Gillespie CPA's, PLLC you or someone on your behalf consulted the newly engaged accountant regarding the matters described in paragraph (a)(2) of Item 304 please revise to provide the required disclosures. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

Item 9.01 Financial Statements and Exhibits

Exhibits

5. Please file a letter from LBB & Associates LTD., LLP as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comments or any other questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief